**DEALMAKER ORDER FORM**

**Regulation CF Offerings (each, an "Offering")**

| Customer:. Lunar Helium-3 Mining - Reg CF | Contact: Chris Salvino |
|---|---|
| Address:<br><br>14362 N. Frank Lloyd Blvd, #1000.<br>Scottsdale, AZ, 85260 | Phone:<br>844-724-7225 |
| Effective Date (optional):<br>Feb 1, 2023 | E-Mail:<br>csalvino@lh3m.com |

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer agrees and understands that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors or partners described in this Agreement and agrees such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described on Schedule A attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.


**Schedule "A"**
**Summary of Fees**


- **Activation Fees: Onboarding, Due Diligence and Asset Creation:  $20,500**
  - *This fee includes*
    - i.  $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
    - ii.  $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
    - iii.  $3,000 payable to DealMaker Reach LLC for consulting and developing materials for self-directed electronic roadshow; and
    - iv.  $2,500 payable to DealMaker Transfer Agent for Onboarding.

- **Monthly Subscription Fees:  $2,000**
  - *Monthly account management and software access fees are payable to DealMaker and commence on the first month following the Effective Date*

- **Usage Fees: 8.5% Cash Fees** From All Proceeds:
  - Cash Fees are payable to DealMaker Securities LLC and Customer may elect to offset all or a portion of these fees by levying an administrative fee to investors.
  - Cash fees <u>are inclusive</u> of all payment processing fees, transaction fees, electronic signature fees and AML search fees.  Cash Fees do <u>not</u> include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

- **Marketing Services $15,000 Monthly**
  *Marketing Services are separately available from DealMaker Reach per the terms set forth on Schedule B.*

**Transfer Agent Services:**
- Mmonthly subscription fee for DealMaker Engage shareholder management portal, commencing on the first month <u>after</u> securities are issued by DealMaker Transfer Agent.
- Fees for additional services are listed on the DMTA Engage Premium Rate card <u>here</u> and are subject to regular update in the ordinary course.

Note: Prices are standard base fees and subject to additional customization fees. A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage Shareholder Management portal on a monthly basis.

**Schedule "B"**
**Marketing Scope of Services**
**("DM Reach Services")**

**Reach Term:**  the DM Reach Services shall be provided during the Term which shall be the equivalent of either  (a) the Launch Term or (b) the Launch Term and the Renewal Term, as defined below ("**Reach Term**")


**Launch Term**

Duration:  Three (3) months commencing from the Effective Date ("**Launch Term**").
At the end of the three month Launch period, marketing services will be complete and all creative marketing assets listed below (identified as "**Creative Assets**") provided to Customer for its retention and use. Customer acknowledges that Creative Assets will not be provided to the Customer at the conclusion of the Launch Period if the Customer's account is in arrears or if the Customer is eligible for renewal, as defined below.  The scope of services during a Launch Term shall include:

**Creative Assets includes:**
- Website (2-4 variations)
- Custom built API-based checkout
- 4-6 new acquisition ads
- 3 retargeting ads
- 4-6 email automations
- Recurring company email updates

**Message Testing, Iteration and Delivery during Launch Term includes:**
- Analytics and tracking implementation
- Weekly strategy and campaign performance reporting
- Partnerships
- Paid media strategy and execution on Meta (FB/IG) and Google Ads
- Email strategy and execution
- Copywriting and graphic design


**Renewal Term**

In some cases, the DM Reach Services may be eligible for renewal, which must be confirmed in writing by both parties. Duration of renewal period  shall extend until the closing of the Offering ("**Renewal Term**").  In any Renewal Term, scope of services and assets shall also include:

**Renewal Term Assets:**
- Unlimited new acquisition ads
- Unlimited retargeting ads
- 10 email automations
- 3-4 company email and/or SMS updates per month
- Recurring webinars

**Message Testing, Iteration and Delivery during Renewal Term includes:**
- Campaign video production
- Video editing and animations
- Additional paid media strategy and execution on LinkedIn, Twitter, TikTok, and Bing
- Partnerships and sponsored content
- SMS and ringless voicemail investor nurturing
- Social Media Management across LinkedIn, Twitter, Facebook, and Instagram

Note: any customer cancellation prior to the end of the Renewal Term shall result in customer's obligation to pay two (2) additional months of monthly Marketing fees after the month in which notice of termination is delivered.

**Marketing Services are provided by DealMaker Reach LLC.  Customer hereby agrees to the terms set forth in the DealMaker Reach Terms of Service linked [here], with fees described on Schedules A and B hereto.**

*Chris Salvino*
_____
Customer Representative

**Schedule "C"**
**DealMaker Securities Services**

**Onboarding Services**
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

**Advisory, Compliance and Consulting Services During the Offering**
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

**Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with fees described on Schedule A hereto.**

*Chris Salvino*
_____
Customer Representative

**Schedule "D"**
**DealMaker.tech Subscription Platform and Shareholder Engagement Online Portal**

**During the Offering, Subscription Processing and Payments Functionality**

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors. A single reconciliation report is included per month, and is required for escrow disbursements. Additional reconciliation reports are chargeable at $250 per report.

**Apart from the Offering, Shareholder Management via DealMaker Engage**

- Shareholder management software to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly fee is payable to DealMaker.tech while the client has engaged DealMaker Transfer Agent

**Subscription Management and Shareholder Engagement Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with fees described on Schedule A hereto.**

*Chris Salvino*
_____
Customer Representative

**Schedule "E"**
**DealMaker Transfer Agent**

**Account Setup:**

**General onboarding and customer account setup, includes:**
- Upload of existing shareholder list (5000 shareholders or fewer)
- Issuer review and compliance package (directors resolutions, etc)

**Shareholder Management Portal Monthly Fee**

| Shareholders | Monthly Fee |
|---|---|
| 0-250 | $250 *minimum flat fee* |
| 251-500 | $0.75 / shareholder |
| 501-1500 | $0.50 / shareholder |
| 1,501-5,000 | $0.20 / shareholder |
| 5,001-10,000 | $0.10 / shareholder |
| 10,001+ | $0.08 / shareholder |

**Issuance Fees (Per Action)**

Electronic Record (Book Entry) security issuance fee included

Fees for additional services are listed on the DMTA Engage Premium Rate card [here] and are subject to regular update in the ordinary course.

Note: **Prices are standard base fees and subject to additional customization fees.   Upload of historic shareholder list includes up to 5000 shareholders with no additional charge.  Additional services beyond the first 5000 shareholders will be charged out at DMTA's standard hourly rates.**

A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage Shareholder Management software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Issuer and DealMaker.

**Customer hereby engages and retains DealMaker Transfer Agent LLC, a registered Transfer Agent, to provide the applicable services described [here], with fees described on Schedule A hereto.**

*Chris Salvino*

_____
Customer Representative

# Signature Certificate

Reference number: KNBMT-U6XR8-QGVM7-BSBR4

| Signer | Timestamp | Signature |
|---|---|---|
| **Chris Salvino**<br>Email: csalvino@lh3m.com<br>Shared via link | | |

| | | |
|---|---|---|
| Sent: | 07 Dec 2023 16:49:12 UTC | |
| Viewed: | 13 Dec 2023 04:19:51 UTC | |
| Signed: | 13 Dec 2023 06:11:11 UTC | |

*Chris Salvino*

IP address: 69.160.41.37
Location: Phoenix, United States

Document completed by all parties on:

13 Dec 2023 06:11:11 UTC



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